Exhibit 99.7

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
2009 Annual Reports
Shareholders’ meeting on May 21, 2010
Paris, April 1, 2010.
2009 Annual Reports
–	The Registration Document (Document de référence) for the year ended December 31, 2009, was filed with the French Financial Markets Authority (Autorité des marchés financiers) on Thursday, April 1, 2010. Copies of this document are available free of charge, pursuant to applicable law, and can be downloaded from the Company’s Web site (www.total.com) under the heading Investors/ Publications.
The Registration Document notably includes the annual financial report, the report by the Chairman of the Board of Directors required under Article L.225-37 of the French Commercial Code (corporate governance, internal control and risk management) and the reports from the independent auditors.
–	The annual report on Form 20-F for the year ended December 31, 2009, was filed with the United States Securities and Exchange Commission (SEC) on Thursday, April 1, 2010. The Form 20-F can be downloaded from the Company’s Web site (www.total.com) under the heading Investors /Publications, or from the SEC’s Web site (www.sec.gov). Printed copies of the Form 20-F can be requested free of charge at www.total.com (under the heading Investors /Contact).
Shareholders’ Meeting on May 21, 2010
The Annual General Shareholders’ Meeting (ordinary and extraordinary) of TOTAL S.A. will be held at the Palais des Congrès (2, place de la Porte Maillot, 75017 Paris, France) on Friday, May 21, 2010 at 10:00 a.m.
The documents and information related to this meeting will be available to shareholders pursuant to applicable law, and will also be available on the Company’s Web site (www.total.com), under the heading Investors/Regulated Information in France/General Shareholders’ Meetings – Preparatory Documents).
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com